Dolly Varden Acquires High-Grade Silver Porter Project in Golden Triangle

Vancouver, British Columbia - May 8, 2025 - Dolly Varden Silver Corporation (TSXV: DV | NYSE: DVS | FRA: DVQ) (the "Company" or "Dolly Varden") is pleased to announce that it has entered into a definitive agreement with Strikepoint Gold Inc. ("Strikepoint") to acquire Strikepoint's interest in the Porter Project (the "Project"), located in the Golden Triangle, British Columbia (the "Acquisition"), further strengthening Dolly Varden's position as a prominent precious metals exploration Company in the region.

"Dolly Varden is acquiring a 100% interest the highest grade, pure silver historic producer in northwest BC.  The Porter Project has seen historic silver production that produced significant direct-shipping silver ore and hosts substantial known silver mineralization that is wide open for expansion. This Project is an accretive addition to our growing mineral tenure position in the southern Golden Triangle," said Shawn Khunkhun, President and CEO of Dolly Varden.

Highlights

  Acquisition of Strikepoint's interest in 15 contiguous claims and 46 crown grants, encompassing an area of approximately 3,192 hectares.
  Exploration potential of the Project includes the potential of connecting the high grade historic silver mines of Porter Idaho and Silverado that are separated by 2,350 meters of untested potential.
  The Project is located 35 kilometers northwest of the silver deposits on Dolly Varden's Kitsault Valley Project, just four kilometers from the town of Stewart and 21 kilometers southeast of Ascot Resource's Premier mine and mill.

Transaction Details

Dolly Varden has agreed to purchase from Strikepoint all of its interests to the Project for consideration of $1,100,000, which shall be satisfied by Dolly Varden issuing to Strikepoint 295,699 common shares of Dolly Varden (the "Consideration Shares"), to be issued to Strikepoint at a deemed price of $3.72 per Consideration Share.

The issuance of the Common Shares and completion of the Acquisition remains subject to TSXV and NYSE America approval and other customary conditions and is currently expected to occur in the second half of May.  The Company has agreed to use commercially reasonable efforts to promptly make all filings and take all necessary actions required to effect the Acquisition, including the issuance of the Consideration Shares.  The Company intends to file a prospectus supplement to its base shelf prospectus dated April 25, 2023 to qualify the distribution of the Consideration Shares to Strikepoint.

About the Porter Project

Regional Property Acquisition
DOLLY VARDEN
SILVER CORP
N
Premier Mine
Red Mountain
Stewart
Porter Idaho
Mine
PORTER
Provincial Highways
To HWY 37
HOMESTAKE
DOLLY VARDEN
BIG BULK
Forest Service Roads
KINSKUCH
Kitsault
Porter Property Acquisition
Hecla Property Acquisition
Dolly Varden Mineral Tenure
0km
10km
20km

Figure 1: Location Map -Porter Project in relation to Kitsault Valley and Infrastructure.

The Porter Project contains two shear hosted silver-rich vein systems: the historic Silverado mine and Prosperity-Porter Idaho mines that are separated by a 2,350 meter long unexplored trend. Veins at both sites run at a similar orientation, therefore it is hypothesized that the system may be continuous under the summit of Mount Rainey, overlooking the town of Stewart. The Project is strategically located at the head of the Portland Canal, a deep-water port with year-round, ice-free access.

Figure 2: Schematic section looking northeast of Exploration Potential between historic silver mines

Since the initial discovery of silver mineralization on Mt. Rainey in the early 1900's, most of the work was focused on the Prosperity-Porter Idaho veins, where mineralization is hosted in six dipping parallel shear zones with strike extents of up to 600 meters, down dip extents of up to 500 meters and widths between 2 and 13 meters. The vein system was mined between 1929 and 1931 and produced 27,123 tonnes of direct shipping ore with recovered grades of 2,542 g/t silver (73.8 oz/ton) and 1 g/t gold (yielding approximately 2.2 million ounces of silver). The ore was shipped to the port at Stewart via aerial tramway.

Exploration drilling at the Porter Project to date includes 11,702.64 metres in 73 diamond drill holes and 1,768 meters in 226 percussion drill holes.

The Porter Project contains a Historical Mineral Resource Estimate consisting of 394,700 tonnes grading 868 g/t silver, 3.37% lead and 1.41% zinc (435,000 tons @ 25.2 oz/ton silver or a contained 11 million ounces) in the Indicated category and 88,900 tonnes grading 595 g/t silver (97,900 tons @ 17.3 oz/ton silver or a contained 1.7 million ounces) in the Inferred category.

The source of the Historical Mineral Resource Estimate is a technical report titled "Technical Report on the Prosperity - Porter Idaho - Silverado Silver Property" dated March 10, 2008 and was prepared by independent consulting geologist N.C. Carter, Ph.D., P. Eng. for Raimount Energy Inc. The Historical Mineral Resource Estimate was re-stated for Mount Rainey Silver Inc. on May 15, 2012. The foregoing estimates made use of an extensive database up to 1985 detailing results of both underground sampling programs as well as surface and underground diamond and percussion drilling to complete a polygonal estimate that was prepared pursuant to CIM Standards on Mineral Resources and Reserves. The Historical Mineral Resource Estimate is relevant to shareholders' understanding of the Porter Idaho Project and its future potential.  Nevertheless, the reader is cautioned that a Qualified Person on behalf of Dolly Varden has not done sufficient work to verify either the underlying sampling data or the calculation methodology to consider this to be a current resource and as a result, Dolly Varden is treating this mineral resource as an Historical Estimate, as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). Shareholders should not rely on the Historical Mineral Resources Estimate as a current mineral resource estimate. Dolly Varden has not yet determined the extent of work needed to upgrade or verify the Historical Estimate.

Further Information

While Strikepoint and Dolly Varden are not considered to be "related parties" pursuant to applicable securities laws, the parties are considered to be "non-arm's length parties" pursuant to the policies of the TSXV on account that Shawn Khunkhun, Chief Executive Officer, President and a Director of Dolly Varden is also the Executive Chairman and Director of Strikepoint. The terms of the Acquisition were negotiated by disinterested members of management of Strikepoint and Dolly Varden. No finders fees or commissions are payable by the Company in connection with the transaction.

Pursuant to existing agreement between the Company and Hecla Canada Ltd. ("Hecla"), Hecla will be entitled to acquire common shares of Dolly Varden ("Pre-Emptive Shares") in connection with Acquisition at a price of $3.72 per Pre-Emptive Share, to maintain its pro rata equity interest in the Company. If Hecla exercises its pro rata rights, any Pre-Emptive Shares issued will be in addition to those issued as part of the Acquisition.

The securities described in this release have not been and will not be registered under the United States Securities Act of 1933, as amended, or the laws of any state or other jurisdiction of the United States.  These securities may not be offered or sold in the United States absent such registration or an available exemption therefrom.  This release does not constitute an offer to purchase or a solicitation of an offer to buy securities in any jurisdiction.

Qualified Person

Rob van Egmond, P.Geo., Vice-President Exploration for Dolly Varden, the "Qualified Person" as defined by NI 43-101 has reviewed and approved the scientific and technical information contained in this news release.  Rob van Egmond, P.Geo. is not independent of the Company in accordance with NI 43-101.

About Dolly Varden Silver Corporation

Dolly Varden Silver Corporation is a mineral exploration company focused on advancing its 100% held Kitsault Valley Project (which combines the Dolly Varden Project and the Homestake Ridge Project) located in the Golden Triangle of British Columbia, Canada, 25 kms by road to tide water. The 163 sq. km. project hosts the high-grade silver and gold resources of Dolly Varden and Homestake Ridge along with the past producing Dolly Varden and Torbrit silver mines. It is considered to be prospective for hosting further precious metal deposits, being on the same structural and stratigraphic belts that host numerous other, on-trend, high-grade deposits, such as Eskay Creek and Brucejack. The Kitsault Valley Project also contains the Big Bulk property which is prospective for porphyry and skarn style copper and gold mineralization, similar to other such deposits in the region (Red Mountain, KSM, Red Chris).

Forward-Looking Statements

This release may contain forward-looking statements or forward-looking information under applicable securities legislation that may not be based on historical fact, including, without limitation, statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "potential", "prospective" and similar expressions. Such forward-looking statements included in this news release include: the description of the transaction to be completed with Strikepoint, the proposed timing of closing of the Acquisition, the steps required to complete the Acquisition; information regarding the Historical Mineral Resource Estimate, the potential of Hecla to acquire the Pre-Emptive Shares and the proposed benefits of completing such transaction.  Forward-Looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Dolly Varden to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements, including, without limitation, risks associated with the speculative nature of exploration and development of minerals; the anticipates substantial future capital expenditures associated with the exploration and development of its assets and there can be no assurance that debt or equity financing will be available; inherent competition in the mining industry; risks associate with volatility in mineral prices; risks inherent in the estimation of mineral resources; environmental risks associated with the exploration and development of mineral properties; the Company is reliant on key personnel; risks associated with working in remote regions; risks associated with maintaining positive community relations; and the other risks disclosed in the Company's annual information form ("AIF") dated April 30, 2025 for the year ended December 31, 2023, which is available on SEDAR+ at www.sedarplus.ca, and in the Company's Form 40-F registration statement as filed with the U.S. Securities and Exchange Commission, which is available on EDGAR at www.sec.gov. The risk factors identified in the Company's public filings are not intended to represent a complete list of factors that could affect the Company. Forward-looking statements are based on management's current expectations and beliefs and assume, among other things, the ability of the Company to satisfy the requirements of listing and registration, and to successfully pursue its current development plans, that future sources of funding will be available to the Company, that relevant commodity prices will remain at levels that are economically viable for the Company and that the Company will receive relevant permits in a timely manner in order to enable its operations, but given the uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. The Company disclaims any obligation to update, or to publicly announce, any such statements, events or developments except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this news release.

For further information: Shawn Khunkhun, CEO & Director, 1-604-609-5137, www.dollyvardensilver.com.